Climate Action Now

Financial Statement

September 15, 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

CLIMATE ACTION NOW

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder
Climate Action Now
Woodside, California

We have reviewed the accompanying financial statement of Climate Action Now (the "Company"), which comprise the balance sheet as of September 15, 2020, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with accounting principles generally accepted in the United States.

Keiter

October 2, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

CLIMATE ACTION NOW

Balance Sheet
September 15, 2020

<u>Assets</u>

Current assets:		
Cash	$	36,966

<u>Liabilities and Stockholder's Deficit</u>

Long-term liabilities:		
Convertible note - net	$	78,090
Accrued interest		1,000
Total liabilities		79,090
Stockholder's deficit:		
Common stock at no par value, 50,000,000 shares authorized;		
26,000,000 shares issued an outstanding		-
Additional paid-in capital		25,000
Accumulated deficit		(67,124)
Total stockholder's deficit		(42,124)
Total liabilities and stockholder's deficit	$	36,966

See report of independent accountants and accompanying notes to financial statement.

Notes to Financial Statement

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Climate Action Now (the "Company") was founded on July 17, 2020 in California with the intent of operating a technology platform to facilitate users to take daily planet saving actions on their smartphones.

Management's Plans: The Company's strategic plan for remainder of 2020 and beyond is to focus on taking their products to market while gaining market share through sales, marketing, and brand awareness. In addition, the Company will continue to invest in new product development, product lines, customer support, partnerships, and infrastructure. The Company believes that access to operating capital raised in the planned equity crowdfunding offering, stockholder contributions, and other accredited investors via convertible notes and other funding channels will enable the Company to execute its growth plan and continue growth and expansion quickly and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

1. **Summary of Significant Accounting Policies, Continued:**

    Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

    Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

    Subsequent Events: During 2020, a novel strain of coronavirus (COVID-19) outbreak was declared a pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's financial statement is unknown. Management will continue to monitor the impact of COVID-19 and reflect the consequences as appropriate in the financial records.

    Management has evaluated subsequent events through October 2, 2020, the date the financial statement was available to be issued, and has determined there are no additional subsequent events to be reported in the accompanying financial statement.

2. **Convertible Note:**

    The Company has a convertible note outstanding with the stockholder of the Company at September 15, 2020 with a total principal amount of $100,000. The note bears interest at 6% per annum and has a beneficial conversion feature upon which the principal will convert at 80% of the per unit price paid by investors. The note also has a valuation cap of $5,000,000. The note was recorded net of the discount related to the beneficial conversion feature of $25,000. The discount is amortized over the life of the related note with a balance of $21,910 at September 15, 2020. All unpaid principal and accrued interest is due upon maturity in March 2024 or will convert upon an equity financing or change in control event. The full principal amount of the convertible note is outstanding at September 15, 2020.

3.   Stockholder's Equity:

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 50,000,000 shares of common stock at no par value per share. Each holder of common stock receives one vote. At September 15, 2020, there were 26,000,000 shares of common stock issued and outstanding.

4.   Income Taxes:

The Company has estimated federal and state net operating losses of approximately $67,000 at September 15, 2020, available to offset taxable income in accordance with IRS regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.